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Exhibit 12

HEWLETT PACKARD ENTERPRISE COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	For the fiscal years ended October 31
	2015	2014	2013	2012	2011
	In Millions
Earnings (loss):
Earnings (loss) before taxes	$1,470	$2,244	$2,871	$(14,314)	$5,686
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	51	46	69	102	75
Undistributed (earnings) loss of equity method investees	2	(4)	(4)	(6)	(2)
Fixed charges	507	629	658	698	767

	$2,030	$2,915	$3,594	$(13,520)	$6,526

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$280	$357	$381	$389	$397
Interest included in rent	227	272	277	309	370

Total fixed charges	$507	$629	$658	$698	$767

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	4.0x	4.6x	5.5x	$–19.4x	8.5x

(1)
The Company computed the ratio of earnings to fixed charges by dividing earnings (earnings (loss) before taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed (earnings) loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount and premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense.

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  Exhibit 12
HEWLETT PACKARD ENTERPRISE COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)